 Filed Pursuant to Rule 253(g)(2)

File No. 024-11315

SUPPLEMENT DATED JUNE 14, 2021

TO THE PRELIMINARY OFFERING CIRCULAR

DATED MARCH 17, 2021

Piestro, Inc. (f/k/a Future Labs VI, Inc.)

1134 11th Street, Suite 101

Santa Monica, CA 90403

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated March 17, 2021 (the “Offering Circular”) of Piestro, Inc. (the “Company”). The Offering Circular is available HERE. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to announce the following change to the Offering Circular, effective immediately: In addition to receiving Bonus Shares based on investment level, investors may also receive Bonus Shares if they are members of the StartEngine OWNers bonus program.

The section titled “Plan of Distribution and Selling Securityholders” commencing on page 19 of the Offering Circular is replaced in its entirety as follows:

Plan of Distribution and Selling Security Holders

Plan of Distribution

The company is offering up to 1,953,125 shares of Common Stock on a best efforts basis, up to 585,938 shares of Common Stock as Bonus Shares, and up to 39,063 shares of Common Stock to be issued to StartEngine Primary, LLC as commission under this Offering Statement, of which this Offering Circular is part. We intend for this offering to continue until March 16, 2022, one year following qualification by the SEC, or until sooner terminated by the company.

The company has engaged StartEngine Primary, LLC ("StartEngine Primary") as its placement agent to assist in the placement of its securities in those states it is registered to undertake such activities, including soliciting potential investors on a best-efforts basis. As such, StartEngine Primary is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act. StartEngine Primary is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. Persons who desire information about the offering may find it at www.startengine.com. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website. StartEngine Capital, LLC is providing communication services to the company through the use of its Online Platform.

Commissions and Discounts

The following table shows the total discounts and commissions payable to the placement agents in connection with this offering:

Per Share
Public Offering Price	$2.56
StartEngine Processing Fee	$0.09
Offering Price Per Share	$2.65
Placement Agent Commission	$0.09
Proceeds, before expenses, to us	$2.47

The company will also be required to issue to StartEngine Primary Common Stock in an amount equal to 2% of the shares sold in this Offering. Shares issued to StartEngine Primary will be subject to a lock-up provision in accordance with FINRA requirements. If we raise the maximum amount in this offering, we would issue approximately 39,063 shares to StartEngine Primary.

Other Terms

StartEngine Primary has also agreed to perform the following services in exchange for the compensation discussed above:

•	design, build, and create the company’s campaign page,
•	provide the company with a dedicated account manager and marketing consulting services,
•	provide a standard purchase agreement to execute between the company and investors, which may be used at Company’s option and
•	coordinate money transfers to the company.

In addition to the commission described above, the company will also pay $15,000 to StartEngine Primary for out of pocket accountable expenses paid prior to commencing. This fee will be used for the purpose of coordinating filings with regulators and conducting a compliance review of the company’s offering. Any portion of this amount not expended and accounted for will be returned to the company. Assuming the full amount of the offering is raised, we estimate that the total fees and expenses of the offering payable by the company to StartEngine Primary will be approximately $190,000 in cash, plus 39,072 shares of Common Stock, which represents 2% of the number of shares of Common Stock sold, excluding any issued Bonus Shares.

StartEngine Primary intends to use an online platform provided by StartEngine Crowdfunding, Inc. (“StartEngine Crowdfunding”), an affiliate of StartEngine Primary, at the domain name www.startengine.com (the “Online Platform”) to provide technology tools to allow for the sales of securities in this offering. In addition, StartEngine Crowdfunding will assist with the facilitation of credit and debit card payments through the Online Platform. Fees for credit and debit card payments will be passed onto investors at cost and the company will reimburse StartEngine Crowdfunding for transaction fees and return fees that it incurs for returns and chargebacks, pursuant to a Credit Card Services Agreement.

Split Fee

In each case StartEngine Primary may charge investors a fee of 3.5%, however in the event an investor invests in excess of $20,000, such investor fee shall be limited to $700 and Company shall pay the 3.5% additional commission with respect to any amount in excess of $20,000. This fee will be refunded in the event the company does not raise any funds in this offering.

The fee shall be paid in cash upon disbursement of funds from escrow at the time of each closing. Payment will be made to StartEngine directly from the escrow account maintained for the Offering. The Company acknowledges that StartEngine is responsible for providing instructions to the escrow agent for distribution of funds held pending completion or termination of the Offering.

Per Section 1(b) of the subscription agreement, investors acknowledge that the processing fee paid to StartEngine is included in the investor’s individual investment limits in an offering under Tier 2 of Regulation A.

Bonus Shares for Certain Investors

Certain investors in this Offering are eligible to receive bonus shares of Common Stock, which effectively gives them a discount on their investment.

StartEngine OWNer’s Bonus

Starting on June 14, 2021, anyone who is a member of the StartEngine OWNer’s bonus program is entitled to 10% Bonus Shares for shares purchased during the remainder of this offering. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share. The general public can become members of the StartEngine OWNer’s Bonus program on StartEngine’s website for $275 per year. Membership will auto renew every year. A member of the program can cancel their renewal at any time. Once the individual cancels, their membership will expire on the next anniversary of their membership. With the OWNer’s Bonus, the investor will earn 10% bonus shares on all investments they make in participating campaigns on StartEngine. StartEngine Crowdfunding, Inc. will determine whether an investor qualifies as a StartEngine OWNer. The StartEngine OWNer’s Bonus will only apply to shares purchased after the StartEngine OWNer’s Bonus is activated for this offering.

Receipt of Bonus Shares pursuant to the OWNer’s bonus program are not cumulative with the volume-based Bonus Shares described below. Rather, investors will receive the greater of any eligible OWNer’s Bonus or volume-based Bonus Shares.

Investors Eligible for Volume-based Bonus

Eligible investors will receive, as part of their investment, additional shares for their shares purchased (“Bonus Shares”) up to 585,938 or 30% of the shares they purchase, depending upon the investment level of such investors or status as a current investor in the company. Investors that invest at least $2,000 in this offering will receive a 5% bonus. Investors that invest at least $5,000 will receive a 10% bonus. Investors that invest at least $10,000 will receive a 15% bonus. Investors that invest at least $20,000 will receive a 20% bonus.

Regulation CF Investors

Additionally, investors in this offering who also participated in the Company’s Regulation CF offering with StartEngine Capital, will receive Bonus Shares equal to 10% of the shares they purchase. The number of Bonus Shares to be issued is based on the investment in this Offering and is not related to the amount purchased in the Regulation CF offering.

The StartEngine processing fee will be assessed on the full share price of $2.56 and not the effective, post bonus, price. No processing fee will be paid on the value of the received Bonus Shares. Investors are eligible to receive two types of bonus shares, i.e., they can receive bonus shares for both the amount invested and having been a previous investor.

Investment Perks for Certain Investors

The Company will provide the following perquisites (“Perks”) to Investors in this Offering who indicated interest in the campaign by “Reserving” shares (“Investors who Reserved Shares”). These Perks are in addition to the Shares purchased and will be provided at the investment levels defined below after a subscription for investment is accepted and the Offering is completed. Perks will comprise three tiers of credits (“Piestro Credit”) that can be used to purchase products from Piestro machines (e.g., pizza) whenever such products become available for purchase. Piestro Credit will be disbursed electronically in the form of coupons. These coupons will entitle holders to gift cards which can be used at time of purchase at Piestro machines and can be redeemed with the Company for such gift cards as soon as products become available for purchase at Piestro machines. Piestro Credit will not expire, nor will it have a redeemable cash value.

For an investment of at least $1,000, Investors who Reserved Shares will receive $100 in Piestro Credit. For an investment of at least $2,500, Investors who Reserved Shares will receive $200 in Piestro Credit. For an investment of at least $5,000, Investors who Reserved Shares will receive $500 in Piestro Credit.

We are of the opinion that these Perks do not have any cash value and do not alter the sales price or cost basis of the Securities in this Offering. Instead, the Perks are a “thank you” to Investors that help us achieve our mission. However, it is recommended that Investors consult with a tax professional to fully understand any tax implications of receiving Perks before investing.

Selling Security Holders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

Transfer Agent and Registrar

Transfer Agent services (StartEngine Secure, LLC) will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

Subscription Procedure

After the Commission has qualified the Offering Statement, we will accept tenders of funds to purchase the Common Stock. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds by wire, credit, or debit card or ACH transfer to the escrow account to be set up by the Escrow Agent. Tendered funds will remain in escrow until closing has occurred. Upon closing, funds tendered by investors will be made available to the company for its use.

The minimum investment in this offering is $1,035.99, or 391 shares of Common Stock. This minimum investment is based on an investment of $1000 plus the 3.5% fee payable to StartEngine.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

The subscription procedure is summarized as follows:

1.	Go to the company’s page on www.startengine.com/piestro and click on the “Invest Now” button;
2.	Complete the online investment form;
3.	Deliver funds directly by wire, debit card, credit card or electronic funds transfer via ACH to the specified account;
4.	Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor;
5.	Once AML is verified, investor will electronically receive, review, execute and deliver to us a Subscription Agreement.

The company has entered into an Escrow Services Agreement with Prime Trust LLC (the “Escrow Agent”) and StartEngine Primary. Investor funds will be held by the Escrow Agent pending closing or termination of the offering.  All subscribers will be instructed by the company or its agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the escrow account established for this offering. The company may terminate the offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

Prime Trust is not participating as an underwriter or placement agent or sales agent of this offering and will not solicit any investment in the company, recommend the company’s securities or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such, or distribute this Offering Circular or other offering materials to investors. The use of Prime Trust’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of the company or this offering. All inquiries regarding this offering or escrow should be made directly to the company.

In the event that the company terminates the offering while investor funds are held in escrow, those funds will promptly be refunded to each investor without deduction or interest and in accordance with Rule 10b-9 under the Exchange Act.

Pursuant to our agreement with StartEngine Primary, the company agrees that 6% of the total funds received into escrow will be held back as a deposit hold in case of any ACH refunds or credit card chargebacks. The hold will remain in effect for 180 days following the close of the offering. 60 days after the close of the offering, 4% of the deposit hold will be released to the company. The remaining 2% will be held for the final 120 days of the deposit hold. After such further 120 days, the remaining 2% will be released to the company. Based on the assumed maximum amount that we might owe StartEngine Primary, we estimate the deposit hold could be for up to $289,499.99.

Provisions of Note in Our Subscription Agreement

Forum Selection Provision

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement, not arising under the federal securities laws, to be brought in a state or federal court of competent jurisdiction in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. To the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company.

Proxy

The subscription agreement grants an irrevocable proxy to the company’s President to (i) vote all securities held of record by the investor (including any shares of the company’s capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.